SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of February, 2005.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐         No  ☒

Table of Documents Filed

Page
1.	English translation of a press release entitled “Announcements Regarding Management Changes” that was filed with the Tokyo Stock Exchange on February 4, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: February 14, 2005	By	/s/ Yukio Yanase
Yukio Yanase
Deputy President
ORIX Corporation

February 4, 2005

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Corporate Communications

Raymond Spencer

Tel: +81-3-5419-5102

Fax: +81-3-5419-5901

E-mail: orixir@orix.co.jp

URL: www.orix.co.jp/grp/index_e.htm

Announcements Regarding Management Changes

TOKYO, Japan – February 4, 2005 – ORIX Corporation (TSE: 8591; NYSE: IX), a leading integrated financial services provider, today filed a release with the Tokyo Stock Exchange regarding an announcement of management changes. An English summary of that release is given below.

New Position	Previous Position	Name
Changes Effective as of February 4, 2005
Director Vice Chairman Chief Financial Officer	Director Deputy President Chief Financial Officer Corporate Planning Office Treasury Department	Shunsuke Takeda

Director Deputy President Real Estate Business Headquarters President, ORIX Real Estate Corporation	Director Corporate Executive Vice President Real Estate Business Headquarters President, ORIX Real Estate Corporation	Hiroaki Nishina

Director Deputy President Osaka Group Representative Domestic Sales Headquarters/Osaka Head Office	Director Corporate Executive Vice President Tokyo Sales Headquarters Asset Administration Department	Kenji Kajiwara

Deputy President Responsible for Overseas Activities Project Development Headquarters Office of the President	Corporate Executive Vice President Responsible for Overseas Activities Office of the President	Yukio Yanase

Director Corporate Executive Vice President Chairman, ORIX USA Corporation	Director Corporate Senior Vice President Chairman, ORIX USA Corporation	Takeshi Sato

Corporate Executive Vice President In Charge of Special Projects	Corporate Executive Vice President Real Estate Finance Headquarters Chairman, ORIX Asset Management & Loan Services Corporation	Masaaki Tashiro

1

Corporate Executive Vice President Investment Banking Special Investments Group Finance Department II Securitized Products Office	Corporate Senior Vice President Investment Banking Headquarters	Koichiro Muta

Corporate Senior Vice President OQL Headquarters Asset Administration Department	Corporate Senior Vice President OQL Headquarters	Masahiro Matono

Corporate Senior Vice President Accounting Department Corporate Planning Office	Corporate Senior Vice President Accounting Department	Masaru Hattori

Corporate Senior Vice President Compliance Coordination Office	Executive Officer Compliance Coordination Office	Hiroshi Nakamura

Corporate Senior Vice President Treasury Department	Executive Officer Treasury Department	Shintaro Agata

Executive Officer Administration Center Tokyo Sales Headquarters	Executive Officer Administration Center Tokyo Sales Headquarters	Eiji Mitani

Executive Officer Strategic Investment Planning Group Investment Banking Headquarters	Executive Officer Strategic Investment Planning Group Investment Banking Headquarters	Masayuki Okamoto

Executive Officer Corporate Planning Office	Accounting Department and Corporate Planning Office	Tadao Tsuya

Executive Officer Project Development Headquarters	Investment Banking Headquarters	Makoto Inoue

Executive Officer Risk Management Headquarters	Risk Management Headquarters	Haruyuki Urata

Executive Officer Real Estate Finance Headquarters	Real Estate Finance Headquarters	Kazuo Kojima

Group Executive Deputy President, ORIX Real Estate Corporation	Executive Officer Real Estate Finance Headquarters	Tetsuo Matsumoto

Group Executive President, ORIX Credit Corporation	President, ORIX Credit Corporation	Yoshiyuki Yamaya

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 24 countries and regions worldwide, ORIX’s activities include leasing, corporate and consumer finance, real estate-related finance and development, life insurance, and investment banking. For more details, please visit our web site at: www.orix.co.jp/grp/index_e.htm

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission.

2